SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                         (Amendment No.3)

               Angeles Mortgage Investment Trust
                        (Name of Issuer)
                 Class A shares, $1.00 par value
                   (Title of class of securities)

                            034638
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        June 24, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034638                                      Page 2 of 6 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            242,949

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          242,949
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    242,949

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    9.28%

     14        TYPE OF REPORTING PERSON*
                    PN

CUSIP No. 034638                                       Page 3 of 6 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.    13-3863925

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            6,751

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          6,751
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    6,751

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .26%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                        Page 4 of 6 Pages
     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Statement") relating to the Class A Shares, $1.00 par value ("Class A Shares"), of Angeles Mortgage Investment Trust, a business trust organized under the laws of California (the "Company") previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 3 is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Class A Shares purchased by Gotham and Gotham II and reported in this Amendment No. 3 was $364,519 and $45,130, respectively. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.

Item 5 is hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer

     (a)	Gotham owns 242,949 Class A Shares as of the date of this
Amendment, representing an aggregate of approximately 9.28% of the outstanding Class A Shares of the Company. Gotham II owns 6,751 Class A Shares as of the date of this Amendment, representing an aggregate of approximately .26% of the outstanding Class A Shares of the Company. The percentages used in this paragraph are calculated based upon 2,617,000 outstanding Class A Shares of the Company, as of April 30, 1997, as reported in the Company's Form 10-Q for the quarter ended March 31, 1997. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Class A Shares (other than the Class A Shares beneficially owned by Gotham and Gotham II).

     (c) The tables below set forth information with respect to all purchases and sales of Class A Shares by Gotham and Gotham II during the past 60 days. In each case, the transactions were effected in open-market transactions on the American Stock Exchange.

Gotham

Date         Number of Class A         Price per Share
             Shares Purchased/(Sold)

6/6/97		             990			                 14.31
6/24/97		         23,130			                 15.147165

Gotham II

Date         Number of Class A         Price per Share
             Shares Purchased/(Sold)

6/6/97		              10	                   14.31
6/24/97		          2,970			  	              15.147165

     Except as described above, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

                                                       Page 6 of 6 Pages


                       *            *            *
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 25, 1997

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORP.,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORPORATION,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.

                              By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President